EXHIBIT 12.2

SOUTHERN CALIFORNIA EDISON

RATIOS OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	6 Months Ended June 30, 2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before tax and noncontrolling interest	689	1,246	1,400	1,540	1,379	1,649
Less: Income from equity investees	—	—	—	—	—	—

Income from continuing operations before income from equity investees, tax and noncontrolling interest	689	1,246	1,400	1,540	1,379	1,649
Add:
Fixed charges (see below)	237	445	466	425	373	403
Amortization of capitalized interest	1	2	2	1	1	1
Distributed income of equity investees	—	—	—	—	—	—
Loss of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(1)	(3)	(3)	(2)	(1)	(1)
Preference security dividend requirements of consolidated subsidiaries — pre-tax basis	—	—	—	—	—	—
Noncontrolling interest of subsidiaries that have not incurred fixed charges — pre-tax basis	(34)	(170)	(305)	(275)	(334)	(280)

Earnings as adjusted	892	1,520	1,560	1,689	1,418	1,772

Fixed Charges (1):
Interest expenses — net of capitalized interest and AFUDC	215	407	429	399	356	399
Add: AFUDC	18	27	25	19	14	—

Interest expenses — net of capitalized interest	233	434	454	418	370	399
Interest capitalized (2)	1	3	3	3	1	1
Interest portion of rental expense (3)	2	7	8	2	1	1
Allocable portion of interest on long-term contracts for purchased power (4)	1	1	1	2	1	2
Preferred and preference stock dividend requirement — pre-tax basis	—	—	—	—	—	—

Total fixed charges	237	445	466	425	373	403

Ratio	3.76	3.42	3.35	3.97	3.80	4.40

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership. The amount for 2006 is restated.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.
(4)	Allocable portion of interest included in annual minimum debt service requirement of supplier.